

CJS Securities, Inc.
"New Ideas" Small-Cap Investor Conference
August 16, 2005

Forward-Looking Statements and non-GAAP Financial Information

The information provided at the conference today will include forward-looking statements relating to our sales, income from operations, adjusted income from operations, net income, net income per share, adjusted net income per share, our worldwide markets and our growth in relation to end markets we serve. These statements should be used with caution. They are subject to various risks and uncertainties, many of which are outside of Hawk's control. We do not assume any obligation to update these forward-looking statements.

This presentation includes certain non-GAAP measures as defined by SEC rules. A reconciliation of those measures to a comparable GAAP equivalent is available within or at the end of this presentation.

Investment Highlights

- Leading provider of friction products and powder metal precision component parts to diverse industrial markets

- 80% of sales derived from specific sole-sourced applications

- 30% of sales generated from stable OEM and direct aftermarket

- Long standing blue chip customer relationships: 20+ years

- No significant customer, SKU or end-market concentrations

- $2.0 – $2.5 million annualized cost savings from plant move to be achieved beginning in 2006

- Significant management ownership: 33% of common shares

Segment Revenues / Operating Income
6 months June 2005

Revenues

$142.9 million



Adjusted operating income

$16.0 million



Adjusted operating income = operating income + non-recurring charges

Hawk serves some of the world's best known companies



…through its established global presence



- Follow customer relationships
- Take advantage of lower-cost manufacturing locations

6

Revenues by Market
6 months June 30, 2005



Appliance
2%
Aerospace
10%
PM Other
10%
Truck
10%
Automotive
5%
Hawk Racing
6%
Perf. Brake
3%
Fluid Power
7%
Const/Mining
22%
Agriculture
9%
Lawn & Garden
7%
Specialty Friction
9%

HAWK CORPORATION

Friction Products Group





Friction materials used in brakes, clutches and transmissions

Products	Markets
Friction Materials	Truck
Components/Assemblies	Aerospace
	Construction & Mining
	Agriculture
	Recreation and performance automotive
	Military

Friction technology improvements offering longer life, better friction qualities, lighter weight

HAWK
CORPORATION

FPG Market Position

($ in Millions)

Market	Size	2004 Hawk Sales	Competition	Customers
Off-Highway	$300	$80.3	▪ Raytech ▪ Dynax ▪ Borg-Worner	▪ Caterpillar ▪ Deere ▪ Dana ▪ ZF Sachs ▪ Allison
Aircraft	$75	$24.0	▪ Honeywell	▪ Goodrich ▪ ABS ▪ Parker Hannifin
On-Highway	$170	$21.1	▪ Miba	▪ Eaton ▪ ZF Sachs
Specialty	$180	$22.9	▪ Miba ▪ Carbonne ▪ Toshiba	▪ Hayes/Harley ▪ Military Humvee ▪ Bombardier ▪ Arctic Cat ▪ Pep Boys

Hawk Precision Components





Conversioneering™ of components for pumps, motors, transmissions, brakes and other engineered products

Products	Markets
Powder metal components	Lawn and garden
Metal injection molded (MIM) powder metal components	Fluid Power
	Agricultural
	Truck
	Appliance
	Telecom

Technologies to improve strength, dimensional control and complex shapes

HPCG Market Position

($ in Millions)

Market	Size	2004 Hawk Sales	Competition	Customers
Industrial PM	$1,500	$64.0	• Burgess Norton • GKN • Keystone	• Hydro-Gear • Parker Hannifin • MTD • Stihl • Eaton
Automotive PM	$3,500	$12.3	• GKN • Stackpole	• Autoliv • Deuer • Second tier suppliers
Metal Injection Molding	$150	$2.3	• Phillips • Thermat • AFT • Parmatech	• Filtronic (Nokia) • Rigid Tool • Hydro-Gear • Whirlaway • Snap-On

HAWK CORPORATION

Hawk Racing

  

Gears, bearings, driveshafts, bellhousings and starters

Products	Markets
Gear boxes, Transmissions & Clutches	Motorsport – NASCAR, ALMS, SCCA and street

Manufacturer of high performance clutch and drive train components for motorsport applications

HAWK CORPORATION

2005 2nd quarter highlights

	Q2 2005	Q2 2004	% change
Revenue	$70.9	$63.4	11.8%
Adjusted operating income	$7.6	$6.3	20.6%

Aerospace, truck construction and mining, specialty friction and pump & motor all posting strong growth

Excludes restructuring costs of $1.3 million in 2005 and $0.2 million in 2004

Margins negatively impacted in 2005 2nd quarter by 2 plant operation during the relocation phase

13

Tulsa Relocation Project

- Oklahoma facility complete and production has commenced

  - *2nd quarter 2005 production on track*
  - *Plant to be in full production by end of 2005*

- Total of $4.5 million of restructuring costs to be incurred in full year 2005

  - *Approx. $2.4 million of costs to be incurred in 2nd half 2005*

- Annualized cost savings of $2.0 - $2.5 million to begin in 2006

- Additional savings to be achieved in 2006 from the elimination of plant inefficiencies and overhead duplication

HAWK
CORPORATION

Market recovery and NPI's drive sales increase...



Quarterly Sales ($M)

2nd qtr 2005 sales increased 11.8%

...resulting in operating leverage



Quarterly adjusted operating income ($M)

Legend: 2003 | 2004 | 2005

2nd qtr 2005 adj operating income increased 20.6%

...leading to improved operating results

(in millions)	12/31/2003	12/31/2004	12/31/2005 est	'04-'05 change
Net sales	$202.6	$241.2	$270.0 – $273.0	11.9% - 13.2%
Income from operations	$10.9	$17.3	$18.5	7.0%
Non-recurring costs	1.9	1.8	5.6	
Adjusted income from operations	$12.8	$19.1	$24.1	26.2%
Deprec & amort	$10.9	$10.8	$11.5	
Adjusted EPS			$0.68 - $0.73	

Attractive Enterprise Valuation

Current stock price		$12.10
Shares outstanding		9.3 million
Equity market cap		$112.5 million
Net debt	$105.9 million	
Enterprise value (EV)		$218.4 million
EV/2005e Revenues	$270.0 million	0.8x
EV/2005e Adjusted operating income	$24.1 million	9.1x

Opportunities for 2006

- Continued end-market sales growth

- Plant-move annualized savings of $2.0-$2.5 million beginning in 2006

- Elimination of 2 plant operation inefficiencies and duplicate overheads

- Earnings contribution from HPCG new technologies

- Direct aftermarket sales growth focus continues

- Improved results from China operations
  - *Gross sales up 46% in first half 2005*

Sales improvements by market

	2003	2004	2005 est	6/30/05
Construction/ Mining	36.4%	+40.8%	+20.0%	+24.9%
Truck	-1.3%	+26.0%	+17.0%	+31.4%
Aerospace	2.5%	+6.8%	+2.0%	+19.1%
Agriculture	42.2%	+20.4%	-2.0%	-3.8%
Fluid power	13.8%	+22.8%	+20.0%	+18.2%

Revenue growth guidance 2004 to 2005 – 12%-13%

Investment Highlights

- Leading provider of friction products and powder metal precision component parts to diverse industrial markets

- 80% of sales derived from specific sole-sourced applications

- 30% of sales generated from stable OEM and direct aftermarket

- Long standing blue chip customer relationships: 20+ years

- No significant customer, SKU or end-market concentrations

- $2.0 – $2.5 million annualized cost savings from plant move to be achieved beginning in 2006

- Significant management ownership: 33% of common shares

HAWK CORPORATION



Reconciliation of adjusted operating income

	2001	2002	2003	2004	2005E	6/2004	6/2005
Operating Income, as reported (GAAP)	$7.2	$13.0	$10.9	$17.3	$18.5	$11.8	$12.8
Pension Curtailment Costs			1.9				
Restructuring Costs	1.1			1.1	4.5	0.2	2.1
Loan Forgiveness Costs				0.7	1.1	0.7	1.1
Adjusted Operating Income	**$8.3**	**$13.0**	**$12.8**	**$19.1**	**$24.1**	**$12.7**	**$16.0**
Depreciation & Amortization	$14.5	$11.0	$10.9	$10.8	$11.5	$5.9	$5.4

HAWK CORPORATION

Reconciliation of 2005E adjusted EPS

	2005e
2005E EPS	$0.30 -$0.35
Restructuring Costs	.30
Loan Forgiveness Costs	.08
Adjusted 2005E EPS	$0.68 - $0.73

HAWK CORPORATION